September 30, 2025

Maria Maccecchini
President, Chief Executive Officer and Acting Chief Financial Officer Annovis Bio, Inc.
101 Lindenwood Drive, Suite 225
Malvern, PA 19355

       Re: Annovis Bio, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           Filed March 21, 2025
           File No. 001-39202
Dear Maria Maccecchini:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences